QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For the month of October, 2005
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith is:

Exhibit 99.1	News Release dated September 30, 2005 of Falconbridge Limited regarding "Kidd Metallurgical Division and CAW Local 599 Fail to Reach Collective Agreement".
Exhibit 99.2	News Release dated October 11, 2005 regarding "Inco Launches Friendly Take-Over Offer to Acquire Falconbridge".
Exhibit 99.3	News Release dated October 14, 2005 of Falconbridge Limited regarding "Four Directors Resign from Falconbridge Board".
Exhibit 99.4	News Release dated October 24, 2005 of Falconbridge Limited regarding "First-Stage Inferred Resource Estimate Successfully Completed on Collahuasi's Rosario Oeste Zone".
Exhibit 99.5	News Release dated October 25, 2005 of Falconbridge Limited regarding "Falconbridge Reports 2005 Third Quarter Net Income of US$214 Million".
Exhibit 99.6	News Release dated October 29, 2005 of Falconbridge Limited regarding "Falconbridge Limited: Kidd Metallurgical Division and CAW-Local 599 Reach Tentative New Collective Agreement".
Exhibit 99.7
News Release dated October 30, 2005 of Falconbridge Limited regarding "Falconbridge Limited: Kidd Metallurgical Division Production and Maintenance Employees Vote 82.5% to Ratify Collective Agreement".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
November 7, 2005
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	News Release dated September 30, 2005 of Falconbridge Limited regarding "Kidd Metallurgical Division and CAW Local 599 Fail to Reach Collective Agreement".
99.2	News Release dated October 11, 2005 regarding "Inco Launches Friendly Take-Over Offer to Acquire Falconbridge".
99.3	News Release dated October 14, 2005 of Falconbridge Limited regarding "Four Directors Resign from Falconbridge Board".
99.4	News Release dated October 24, 2005 of Falconbridge Limited regarding "First-Stage Inferred Resource Estimate Successfully Completed on Collahuasi's Rosario Oeste Zone".
99.5	News Release dated October 25, 2005 of Falconbridge Limited regarding "Falconbridge Reports 2005 Third Quarter Net Income of US$214 Million".
99.6	News Release dated October 29, 2005 of Falconbridge Limited regarding "Falconbridge Limited: Kidd Metallurgical Division and CAW-Local 599 Reach Tentative New Collective Agreement".
99.7
News Release dated October 30, 2005 of Falconbridge Limited regarding "Falconbridge Limited: Kidd Metallurgical Division Production and Maintenance Employees Vote 82.5% to Ratify Collective Agreement".

QuickLinks

SIGNATURES
Exhibit Index